UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2013

Commission File No.: 001-35681

AMIRA NATURE FOODS LTD

29E, A.U. Tower
Jumeirah Lake Towers
Dubai, United Arab Emirates

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Other Events

On July 10, 2013, Amira Nature Foods Ltd (“ANFI”) held its 2013 annual general meeting of shareholders. At the annual general meeting, shareholders re-elected Karan A. Chanana, Sanjay Chanana, Bimal Kishore Raizada, Neal Cravens, Daniel I. Malina and Shiv Surinder Kumar to serve on the Board of Directors until the 2014 annual general meeting or until their respective successors are duly appointed and qualified.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 11, 2013

AMIRA NATURE FOODS LTD

By:	/s/ Karan A. Chanana
Name:	Karan A. Chanana
Title:	Chief Executive Officer